Filing Pursuant to Rule 424(b)(3)
Registration Statement No. 333- 146926

Prospectus Supplement dated October 27, 2010
(To Prospectus dated October 22, 2007)

To:	Participants, and Persons Eligible to Participate, in the Dividend Reinvestment Plan of TrustCo Bank Corp NY

This is a supplement to the Prospectus dated October 22, 2007 (the “Prospectus”) for the Dividend Reinvestment Plan (the “Plan”) of TrustCo Bank Corp NY (“TrustCo,”). References to “we,” “us” or “our” refer to TrustCo and its directly or indirectly owned subsidiaries, unless the context otherwise requires.

Change of Agent

Effective October 27, 2010, we appointed Registrar and Transfer Company (or “R&T”) as our new transfer agent and as the new administrator of the Plan. R&T replaces American Stock Transfer and Trust Company, which was formerly administrator of the Plan. As a result, all references in the Prospectus to the administrator are changed to R&T.

Inquiries about the Plan or your participation in the Plan

All transaction requests and inquiries about the Plan or your participation in the Plan should now be sent to:

Registrar and Transfer Company
Dividend Reinvestment Plan Department
P.O. Box 664
Cranford, NJ 07016

or
www.rtco.com

or
1-800-368-5948

The following replaces in its entirety Question 4 in the Prospectus:

4. How do I participate in the Plan?

You may join the Plan at any time.

If you already are a shareholder of record, you may join the Plan by completing and signing an Authorization Form, which can be obtained by calling Registrar and Transfer Company at 800-368-5948 (toll free) and also is available online at www.rtco.com. The form must then be mailed to R&T at the address provided above.

If you are not an existing shareholder of record, you may join the Plan by completing and signing an Authorization Form, which can be obtained by calling Registrar and Transfer Company at 800-368-5948 (toll free) and also is available online at www.rtco.com. The form must then be mailed to R&T at the address provided above; enclose a check made payable to Registrar and Transfer Company for the amount of your investment.

The minimum initial investment is $50.00. Once you are a shareholder, the minimum purchase amount is $25.00.

If your completed Authorization Form (with, if you are making your initial purchase, a check in the amount of your purchase) is received by Registrar and Transfer Company by the next record date for the payment of dividends, then the dividends payable on your shares of common stock, and any cash payments submitted by you with your Authorization Form, will be used to purchase shares of common stock.

If the completed Authorization Form is not received by Registrar and Transfer Company by the next record date for the payment of dividends, the automatic reinvestment of your dividends and investment of any cash payments submitted by you will not start until the next purchase is made, as determined by Registrar and Transfer Company (see Question 9 in the Prospectus). The record dates for payment of dividends on the shares of common stock are usually early in December, March, June and September and the corresponding dividends are paid early in January, April, July and October.

The following replaces in its entirety Question 20 in the Prospectus:

20. What happens when I sell all of the shares registered in my name?

If you sell or transfer all shares of our common stock registered in your name with the effect that you are not a shareholder of record on the record date for the next dividend, you will not receive the dividend at all. If you sell or transfer all shares of our common stock registered in your name after the record date for the next dividend (or fewer than three days prior to that record date, since the transfer may not be settled and reflected in our stockholder records until after the dividend record date), the dividend paid on the related payment date and/or optional cash payments received will be used to purchase shares of our Common Stock under the Plan. All subsequent cash dividends will be paid directly to you unless you re-enroll in the Plan.

Further, if sales or transfers of shares of common stock result in less than one full share of common stock credited to the participant’s account, in lieu of attempting to contact the participant, the administrator will automatically close such account and pay to the participant, at the latest known address, a cash settlement (determined as described in Question 18 in the Prospectus) in lieu of the fractional share of common stock.

Additional Changes to the Plan

Also, effective October 27, 2010, and in conjunction with the appointment of R&T as the new administrator, several changes were made to the Plan pursuant to the right to make such changes as described in Question 25 in the Prospectus.

The fee structure for the Plan is subject to change. If there are changes in the fee structure, we will notify participants in advance of the effective date of the changes. The specific amount of any brokerage commissions, service charges, or other fees is available upon request from Registrar and Transfer Company.

Each optional cash payment must be in the form of a check payable in U.S. funds to Registrar and Transfer Company and be accompanied by an Authorization Form or the cash payment form attached to any periodic account statement sent to participants after October 27, 2010.

When shares of our common stock are purchased for you, your account will be credited with that number of shares of common stock, including fractions computed to four decimal places, equal to the total amount invested by you plus the amount of dividends paid on shares of common stock allocated to your Plan account minus the amount of any applicable expenses, divided by the applicable purchase price per share of common stock.

In the event you choose to withdraw from the Plan, if your written notice of withdrawal is received by R&T as the Plan’s administrator more than three days prior to the record date for the next dividend, the dividend will be paid directly to you in cash and will not be invested in our common stock. All subsequent cash dividends will also be paid directly to you unless you re-enroll in the Plan.

This letter constitutes part of your Prospectus for the Plan, and we suggest that you retain it for future reference.